                                                                       EXHIBIT A

     VOCALTEC SIGNS AGREEMENT TO SELL 11 OF ITS 22 PATENTS FOR $12.5 MILLION

HERZLIA, Israel - (BUSINESS WIRE) - VocalTec Communications Ltd. (Nasdaq Capital
Market:VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that it has signed a Patent Purchase Agreement (PPA) to sell selected patents to Karo
Millennium J.P., L.L.C.

Pursuant to the PPA, VocalTec will sell 11 patents and certain patent-related rights, out of the Company's current portfolio of 22 patents, for the aggregate selling price of $12.5 million. The patents to be sold consist of nine US patents, one Israel patent and one Australian patent. Consummation of the transaction is subject to certain conditions, including approval of the Office of the Chief Scientist of the Israeli Ministry of Industry (OCS), Trade and
Labor. The transaction-related expenses will include mainly brokerage fees and a payment to the OCS in an amount to be determined. Upon consummation of the transaction, VocalTec will be granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products.

Yosi Albagli, VocalTec's Chief Executive Officer, commented, "We are happy to have entered into an agreement with Karo Millennium J.P., L.L.C. that demonstrates the value attributed to VocalTec's technology and solutions. The funds that we will receive from the monetization of the patents and patent-related rights to be sold will allow us to continue expanding our sales and marketing efforts, as we move forward with our growth plans. We believe that there is great potential for our VOIP solutions, and we look forward to exploring the opportunities that lie ahead." IPinvestments Group is acting as
VocalTec's broker in this transaction.

In addition to the 11 patents sold, VocalTec retains a patent portfolio comprising 11 additional patents as well as several trademarks, including
"Internet Phone" trademark and internet domain name.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq:VOCL - NEWS) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

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FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACT:
VocalTec
Gali Rosenthal, +972 9 9703805
gali@vocaltec.com
or
KCSA
David Burke, 212-896-1258
dburke@kcsa.com

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